UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-49755
QUINTON CARDIOLOGY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or (15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Appropriate number of holders of record as of the certification or notice date:      1
Pursuant to the requirement of the Securities Exchange Act of 1934, Quinton Cardiology Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 1, 2005	By:	/s/ Michael K. Matysik
Michael K. Matysik
Senior Vice President and Chief Financial Officer